UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Zai Lab Limited

(Name of Issuer)

Ordinary shares, par value US $0.00006 per share

(Title of Class of Securities)

98887Q104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No. 98887Q104

1. Names of Reporting Persons. Advantech Capital Partners Ltd.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	2,222,681
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	2,222,681
9. Aggregate Amount Beneficially Owned by Each Reporting Person		2,222,681[1]
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11. Percent of Class Represented by Amount in Row (9)		2.5%[2]
12. Type of Reporting Person PN

1   Represents (i) 2,072,969 ordinary shares, par value $0.00006 per share (the “shares”) of Zai Lab Limited (the “Issuer”) held by Maxway Investment Limited and (ii) 149,712 shares held by Harbor Front Investment Limited (“Harbor Front”), a wholly-owned subsidiary of Advantech Master Investment Limited, as of December 31, 2020.

2   Based upon 88,024,161 shares outstanding as of October 9, 2020, as described in the Issuer’s Form 6-K, filed with the SEC on October 9, 2020.

CUSIP No. 98887Q104

1. Names of Reporting Persons. Advantech Capital L.P.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	2,222,681
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	2,222,681
9. Aggregate Amount Beneficially Owned by Each Reporting Person		2,222,681[3]
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11. Percent of Class Represented by Amount in Row (9)		2.5%[4]
12. Type of Reporting Person PN

3   Represents (i) 2,072,969 shares held by Maxway Investment Limited and (ii) 149,712 shares held by Harbor Front.

4   Based upon 88,024,161 shares outstanding as of October 9, 2020, as described in the Issuer’s Form 6-K, filed with the SEC on October 9, 2020.

CUSIP No. 98887Q104

1. Names of Reporting Persons. Advantech Master Investment Limited
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	2,222,681
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	2,222,681
9. Aggregate Amount Beneficially Owned by Each Reporting Person		2,222,681[5]
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11. Percent of Class Represented by Amount in Row (9)		2.5%[6]
12. Type of Reporting Person PN

5   Represents (i) 2,072,969 shares held by Maxway Investment Limited and (ii) 149,712 shares held by Harbor Front.

6   Based upon 88,024,161 shares outstanding as of October 9, 2020, as described in the Issuer’s Form 6-K, filed with the SEC on October 9, 2020.

CUSIP No. 98887Q104

1. Names of Reporting Persons. Maxway Investment Limited
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	2,072,969
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	2,072,969
9. Aggregate Amount Beneficially Owned by Each Reporting Person		2,072,969
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11. Percent of Class Represented by Amount in Row (9)		2.4%[7]
12. Type of Reporting Person PN

7   Based upon 88,024,161 shares outstanding as of October 9, 2020, as described in the Issuer’s Form 6-K, filed with the SEC on October 9, 2020.

Schedule 13G/A

CUSIP 98887Q104

ITEM 1.

(a)           Name of Issuer: Zai Lab Limited

(b)           Address of Issuer’s Principal Executive Offices: 4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

ITEM 2.

(a)         Name of Person Filing:

Advantech Capital Partners Ltd., Advantech Capital L.P., Advantech Master Investment Limited, and Maxway Investment Limited (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 2 to Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)         Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

Suite 5B201, 2nd Floor, One Nexus Way, Camana Bay, Grand Cayman KY1-1103, Cayman Islands

(c)          Citizenship:

See Row 4 of cover page.

(d)           Title of Class of Securities:

Ordinary shares, par value US $0.00006 per share.

(e)          CUSIP Number:  98887Q104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

(a)           Amount Beneficially Owned by each Reporting Person: See Row 9 of cover page.

(b)           Percent of Class Beneficially Owned by each Reporting Person: See Row 11 of cover page.

(c)           Number of shares as to which each Reporting Person has:

i.              Sole power to vote or to direct the vote: See Row 5 of cover page.

ii.             Shared power to vote or to direct the vote: See Row 6 of cover page.

iii.            Sole power to dispose of or to direct the disposition of: See Row 7 of cover page.

iv.            Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2021

Advantech Capital Partners Ltd.
By:

/s/ Roger Howard Hanson
Name: Roger Howard Hanson
Title: Director

Advantech Capital L.P.
By its general partner, Advantech Capital Partners Ltd.

By:

/s/ Roger Howard Hanson
Name: Roger Howard Hanson
Title: Director

Advantech Master Investment Limited

By:

/s/ Neil Colin Gray
Name: Neil Colin Gray
Title: Director

Maxway Investment Limited

By:

/s/ Neil Colin Gray
Name: Neil Colin Gray
Title: Authorized Signatory

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement